Exhibit 99.1

LexinFintech Holdings Ltd. Gives 2021 Loan Origination Guidance, Achieves 2020 Loan Origination Target

Pre-pandemic loan origination target is achieved, with continued strong growth expected and improving asset quality; P2P balances have also been reduced to zero

SHENZHEN, China, January 25, 2021 /GLOBE NEWSWIRE/ -- LexinFintech Holdings Ltd. ("Lexin" or the "Company") (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, is pleased to announce that based on the Company’s preliminary assessment of the current business and market conditions, the Company expects total loan originations for the fiscal year 2021 to be between RMB 220 billion and RMB 230 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties. In addition, Lexin is also pleased to announce that the Company’s 2020 loan originations reached RMB 176.5 billion, achieving the Company’s previously stated guidance.

“During the past year, through our comprehensive efforts to innovate throughout our product and service offerings, Lexin overcame the pressures brought about by the ongoing COVID-19 pandemic. We have not only achieved our pre-pandemic loan origination guidance, but also reached a higher level in the quality of our growth and the structure of our revenues,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “This year, Lexin will continue to improve our ‘To Bank’ technology services, and expand our customer acquisition, systems construction, operations management and other related initiatives, to enable a more open and constructive environment to create value for our financial institution partners.”

“Concurrently, Lexin will fully utilize our now well-established customer and user base, operational knowledge and technology know-how to drive the Company’s expanded efforts in the ‘new consumption’ space,” continued Mr. Xiao, “This year, Lexin will expand the Company’s product offerings to meet and satisfy the needs of an expanded customer and merchant base in more diversified consumption contexts. We believe that these new products and services will give Lexin even greater potential for growth in the future.”

“Over 50% of all our new loans as of today are originated under the profit sharing model, and we fully expect this percentage to continue to grow as we continue our transition to a pure operating service model versus a risk-taking model,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “We continue to acquire many new customers while growing with our existing customers, and our new products and offerings will help to drive this further, and as a result, we are confident in our ability to continue to grow for the year, and are pleased to announce our guidance for 2021.”

“In addition, I’m also pleased to announce that we have now officially reduced to zero the outstanding balance of loans invested by individual investors on our Juzi Licai platform,” continued Mr. Zeng, “Lexin has always been proactive in meeting any potential regulatory changes, and in being fully compliant with the relevant rules and regulations. We will continue to closely monitor the ongoing regulatory environment and take any necessary steps to minimize any potential impact to our business and operations, as we have done with our peer-to-peer business.”

“Credit performance and credit quality continue to improve, and all vintages have now stabilized. Our first payment default rate (30 day+)1 for new loan originations have been at below 1% for the past 5 months, and our one-month delinquencies for our key past vintages have peaked.” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our funding partners recognize this and continue to provide us with ample funding. Today, well over half of our new funding is utilizing the profit sharing model, where our funding partners take on the credit risk of the loans that we originate – representing a clear indication of our stable asset quality and the quality of our loan assets from our funding partners.”

1 Loan balance with first payment day past due 30+ over total loan origination.

Please click here to view our credit statistics:

30-day delinquency by vintage

http://ml.globenewswire.com/Resource/Download/e5336fa9-9ef5-4142-8e36-83127e66f323

First payment default 30+ for new originations

http://ml.globenewswire.com/Resource/Download/fe851e5b-690c-4bee-9ece-22f2346e58f9

Full Year 2020 Operational Highlights:

•	Total loan originations in 2020 reached RMB176.5 billion, representing an increase of 40% from RMB126 billion in 2019.
•	Total outstanding principal balance of loans reached RMB76 billion as of December 31, 2020, representing an increase of 26% from RMB60.6 billion as of December 31, 2019.
•	Total number of registered users reached 118 million as of December 31, 2020, representing an increase of 61.2% from 73.3 million as of December 31, 2019.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners.

For more information, please visit http://ir.lexin.com

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com